Exhibit (a)(5)(c)

PJR HHD-CV-08-4039414 S	:	SUPERIOR COURT
:

CRAIG GINMAN, on Behalf of Himself and All Others Similarly Situated,	: :	JUDICIAL DISTRICT
OF
	:	HARTFORD

Plaintiff,	:
:

v.	:	AT HARTFORD

JOEL R. MESZNIK, ALBERT A. ANGRISANI,	:
BURTON J. MANNING, LISE J. BUYER,	:
CHARLES W. STRYKER, JOSEPH A. RIPP,	:
MICROSOFT CORPORATION, CRISP	:
ACQUISITION CORP. and GREENFIELD	:
ONLINE, INC.	:	September 15, 2008
:

Defendants.	:

VERIFIED AMENDED CLASS ACTION COMPLAINT

Plaintiff, as and for his Verified Amended Class Action Complaint alleges as follows:

NATURE AND STAGE OF PROCEEDINGS

1. Plaintiff brings this action individually and as a class action on behalf of the public shareholders of Greenfield Online, Inc. (“Greenfield” or “Company”) in connection with the sale of Greenfield to Microsoft Corporation through it’s wholly owned subsidiary Crisp Acquisition Corporation (“Crisp” or “Sub”), (collectively, “Microsoft”) for $17.50 per share, pursuant to the Agreement and Plan of Merger by and among Crisp, and Greenfield dated as of August 29, 2008 (the “Merger Agreement”). Plaintiff alleges that the sale of Greenfield to Microsoft contemplated by the Merger Agreement is unfair and inequitable to the Greenfield public stockholders and constitutes a breach of the fiduciary duties of the directors in the sale of Greenfield. The Merger Agreement contemplates, among other things, a tender offer by Crisp for all Greenfield shares at $17.50 per share conditioned on obtaining a majority of the outstanding shares (the “Tender Offer”), a so-called “Top-Up Option” giving Microsoft or Crisp the right to buy additional new Greenfield shares at $17.50 to give Microsoft 90% ownership, and a short-form merger at $17.50 per share by virtue of the tendered shares plus the additional new shares.

2. The Tender Offer commenced on September 11, 2008 and, under the terms of the Merger Agreement, and is scheduled to close, unless extended, at midnight on October 8, 2008. As provided in the Merger Agreement, the Greenfield Board has unanimously recommended that Greenfield stockholders tender, as stated in the Schedule 14D-9 (the “14D-9”) and Schedule TO-T (the “TO-T”) filed September 11, 2008 (collectively, the “Offering Materials”). Plaintiff alleges that the Merger Agreement and transactions approved and contemplated thereby, including the Tender Offer, are unfairly and inequitably coercive to the public stockholders in a sale of the Company and that the stockholders are not provided with a fully informed voluntary choice whether to approve the sale or seek appraisal.

THE PARTIES

3. Plaintiff, Craig Ginman, has been a holder of Greenfield common stock prior to the transactions herein complained of and continues to hold Greenfield common stock as of this date.

4. Defendant Greenfield is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 21 River Road, Wilton, CT 06897. Greenfield provides Internet survey and comparison-shopping solutions primarily in North America and Europe. The Company provides Internet survey solutions to the marketing research industry. The Company also provides online comparison-shopping services, including operation of in-language comparison shopping portals in Germany, France, the United Kingdom, Spain, Italy, and the Netherlands. In addition, Greenfield offers solutions to aggregate and display information on an array of consumer products, such as consumer electronics, motor vehicles, computers, travel services, and telecommunications.

5. Defendant Joel R. Mesznik (“Mesznik”) has been a director of Greenfield since May 1999. He has been President of Mesco Ltd., a consulting company, since 1990. He is also a director of a number of non-publicly traded companies.

6. Defendant Albert A. Angrisani (“Angrisani”) has served as President and Chief Executive Officer of Greenfield and a member of the Board since September 2005. From April 2004 to September 2005, Angrisani served as President of Angrisani Partners LLC, an advisory firm for underperforming companies, which he established in 2004. From July 1998 to November 2001, Angrisani served as President and Chief Executive Officer of Total Research Corporation and as director of Total Research Corporation from November 1994 to November 2001.

7. Defendant Burton J. Manning (“Manning”) has served as a member of the Board since May 1999. From 1987 to March 1997, Manning was Chairman and

Chief Executive Officer of J. Walter Thompson Co. From March 1997 to January 1998, Manning was Chairman of J. Walter Thompson Co. From January 1998 to present, he has served as President of Brookbound, Inc. In addition to his service on the Board, he serves on the board of directors of a number of non-publicly traded companies.

8. Defendant Lise J. Buyer (“Buyer”) has served as a member of the Board since April 2004. Since August 2006, Buyer has served as principal of Class V Group LLC a consultancy advising companies on initial public offerings and other market strategies. From August 2005 to August 2006, Buyer served as Vice President of Tellme Networks, Inc., a private Internet telephony business. Between April 2003 and August 2005, Buyer served as the Director of Business Optimization at Google Inc., a publicly traded technology company focused on search services. From September 2002 to March 2003, she served as a consultant and the Director of Research for Vista Research LLC, an independent equity research firm in New York, New York. From May 2000 to July 2002 she was a General Partner at Technology Partners, a Palo Alto, California venture capital firm. Buyer was the Director of Internet/New Media Research at Credit Suisse First Boston from July 1998 to May 2000. Prior to that, she spent 15 years as an institutional equity investor and analyst of both the technology and media industries. Defendant Buyer worked together with Mike McCue, General Manager, Tellme at Microsoft, before it was acquired by Microsoft in 2007.

9. Defendant Charles W. Stryker (“Stryker”) has served as a member of the Board of directors since May 2005. Stryker is President of Venture Development Center, Inc. a consulting company specializing in the development of new products for information services companies which he founded in 1992. From January 1998 to September 1999, Stryker served as President of IQ2.net, a division of Intelliquest, Inc. Stryker served as Chairman and Chief Executive Officer of Naviant, Inc. from September 1999 to July 2001, and Chairman of Naviant, Inc. from July 2001 to August 2002. Stryker currently holds director positions for a number of non-publicly traded companies.

10. Defendant Joseph A. Ripp (“Ripp”) has served as a member of the Board of directors since September 2005. From October 2005 to May 2007, Ripp served as President and Chief Operating Officer of Dendrite International, Inc., a publicly traded company focusing on sales, marketing, clinical and compliance solutions for the global pharmaceutical industry. From November 2004 to October 2005, Ripp served as Senior Vice President, Media and Communications of Time Warner, Inc. Prior to this position, Ripp was Vice Chairman of America Online, Inc., which he joined in 2001 as Executive Vice President and Chief Financial Officer. In 2002, Ripp was named Vice Chairman of America Online, overseeing AOL Technology, Network Operations, Marketing, Member Service, Human Resources, and Legal. He served in that role until November 2004. From 1999 to 2001, Ripp was Executive Vice President and Chief Financial Officer of Time Warner, Inc. Prior to that, he was Executive Vice President and Chief Financial Officer of Time Inc., the

publishing division of Time Warner, Inc., where earlier he held the title of Senior Vice President, Chief Financial Officer, and Treasurer.

11. Defendant The individual defendants in ¶¶ 5-10 constitute the Board of Greenfield (the “Individual Defendants”) and, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company’s public shareholders. Their fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company’s minority shareholders. Said defendants owe the public shareholders of Greenfield the highest duty of good faith, fair dealing, due care, loyalty, and full candid and adequate disclosure.

12. Defendant Microsoft, a Washington corporation, is the worldwide leader in software, services and solutions. Microsoft develops, manufactures, licenses, and supports a wide range of software products for computing devices. Microsoft’s best-selling products are the Microsoft Windows operating system and the Microsoft Office suite of productivity software.

13. Defendant Crisp is a Delaware Corporation and wholly owned subsidiary of Microsoft formed for the purpose of acquiring Greenfield.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action on his own behalf and as a class action, on behalf of all shareholders of Defendant Greenfield (except Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the

Defendants) or their successors in interest, who have been or will be adversely affected by the conduct of Defendants alleged herein.

15. This action is properly maintainable as a class action.

16. The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. There are approximately 26 million shares of common stock outstanding owned by thousands of shareholders of record scattered throughout the United States.

17. There are questions of law and fact which are common to members of the Class. The common questions include, inter alia, the following:

a.	whether the Greenfield directors have breached their fiduciary duties of to Plaintiff and the Class in connection with the Merger Agreement and related transaction;

b.	whether the Merger Agreement and transactions contemplated thereby, and Top-Up Option are unfairly coercive and constitute an unfair and inequitable subversion of stockholders rights and abdication of the Greenfield Directors’ fiduciary duties in the sale of the Company;

c.	whether the Plaintiff and other public stockholders have a fully informed voluntary choice whether to approve the sale or seek appraisal; and

d.	whether Plaintiff and the other members of the Class will be damaged irreparably by Defendants’ failure to take action designed to obtain the best value for the public stockholders’ interest in Greenfield.

18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff will fairly and adequately represent the Class.

19. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

20. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

The Quadrangle Transaction

21. In July 2004, Greenfield became public at $13 per share, and reached a high of $23 per share. During 2005, the Company hired defendant Angrisani as its Chief Executive Officer (the “CEO”).

22. Commencing in September 2006 and continuing through May 2007, Deutsche Bank allegedly conducted a market check contacting prospective financial and strategic buyers to bid for the entire Company, or for the ISS business or CSS business alone. Thereafter, the board abandoned the market check process.

23. The Company states in the Preliminary Proxy Statement, dated July 17, 2008, (the “Proxy”) that in response to expressions of interest, on August 16, 2006 the Board authorized the formation of a special committee, consisting of Lise J. Buyer (Committee Chair), Charles W. Stryker and Joseph A. Ripp (the “Special Committee”), to explore potential transactions involving the sale of the Company’s CSS and/or ISS businesses, individually or together as the sale of the entire Company. In September 2006, the Special Committee engaged Deutsche Bank Securities Inc. (“Deutsche Bank”) to serve as financial advisor in connection with this process.

24. According to the TO-T, as early as October 29, 2007, ZM Capital Management, L.L.C. (“ZM Capital”) contacted Microsoft to explore a potential joint bid to acquire Greenfield. ZM Capital and Microsoft discussed Greenfield’s business, ZM Capital’s interest in Greenfield’s internet survey solutions business (the “ISS Business”) and how Greenfield’s comparison shopping solutions business (the “CSS Business”) might complement Microsoft’s business.

25. In December 2007, the Board authorized management to engage Fresen Associates, LLC (“Fresen Associates”) to explore potential acquisition candidates that would assist the Company in establishing the CSS business in the U.S. and other potential strategic acquisitions. The contract with Fresen Associates terminated as of May 30, 2008.

26. Throughout the second half of 2007, Quadrangle remained in periodic contact with defendants Angrisani and Mesznik. These communications were unspecific to any particular transaction.

27. During January 2008, Quadrangle sent a letter to Angrisani confirming its potential interest in providing financing to Greenfield in connection with the Company’s potential acquisition of a comparison shopping business and, in addition, Quadrangle expressed its interest in acquiring the Company in an all cash merger transaction at a preliminary price of $15.00 to $16.00 per share.

28. According to the 14D-9, on January 3, 2008, defendants Angrisani, and Mesznik discussed with representatives of ZM Capital the potential purchase of the ISS business by ZM Capital.

29. According to the 14D-9, on January 17, 2008, Microsoft, contacted the Company, to arrange an introductory call between the Company management and the Microsoft team. The two had agreed upon the discussion topics for the call and reviewed the terms of a non-disclosure agreement.

30. The 14D-9 further states that since January 2008 and thereafter, Microsoft was negotiating with Greenfield to acquire the Company.

31. On April 10, 2008, Greenfield received a communication from Microsoft, expressing an interest in exploring a transaction to acquire the whole Company.

32. On April 23, 2008, prior to receiving or soliciting any response from Microsoft, Quadrangle and Greenfield executed a letter agreement providing for

Greenfield to negotiate on an exclusive basis with Quadrangle with respect to the acquisition of Greenfield for a period that expired on May 2, 2008, at a specified transaction price of $15.50 per share.

33. According to the 14D-9, at a meeting on May 5, 2008, between the Company, Microsoft and ZM Capital, Microsoft and ZM Capital indicated that they did not object to having Microsoft lead the proposed acquisition, with the understanding that Microsoft would sell the ISS Business. The Company also received interest from “Party E.”

34. On June 6, 2008, the Company and Microsoft entered into a non-disclosure agreement. From June 6 to June 15, 2008, Microsoft commenced their due diligence investigation of the Company, including discussions with representatives of the Company, Deutsche Bank and the Company’s other advisors and a review of an online data room containing materials concerning the Company. Nevertheless, Greenfield agreed to go with the Quadrangle Transaction requiring a Termination Fee of either $5 or $10 million.

35. On June 16, 2008, Greenfield announced that it had entered into a definitive merger agreement to be acquired by Quadrangle Group LLC., through its affiliate, QGF Acquisition Company Inc., (“QGF Acquisition” or “Parent”), and QGF Merger Sub Inc. (“QGF Merger Sub”), a wholly owned subsidiary of QGF Acquisition Company Inc., (collectively, “Quadrangle”) (the “Quadrangle Merger Agreement”). Under the Quadrangle Merger Agreement, each outstanding share of Greenfield common stock was to be converted into the right to receive $15.50 per share in cash (the “Quadrangle Merger Price”). The total value of the transaction was $426 million (the “Quadrangle Transaction”).

36. The Quadrangle Merger Agreement provided that QGF Merger Sub would merge with and into Greenfield, with Greenfield surviving as a wholly owned subsidiary of Parent.

37. The Quadrangle Transaction was expected to close in the late third quarter or fourth quarter of 2008.

38. The Quadrangle Merger Agreement provided a “go-shop” period through August 4, 2008 in which Greenfield was permitted to solicit and negotiate competitive acquisition proposals. After August 4, 2008, Greenfield could continue talks with “excluded parties” who Greenfield might still be in discussions with at the end of the “go-shop” period. Should Greenfield terminate the Quadrangle Merger in favor of a superior proposal, the break up to Quadrangle would be either $5 or $10 million - $5 million in connection with an “excluded party” pursuant to the “go-shop” process, or $10 million otherwise. In any event, the Company would be required to pay Quadrangle expenses up to $3.5 million in addition to the break up fee (the “Termination Fee”).

39. The Board approved the Quadrangle Merger Agreement and resolved to recommend that Greenfield’s stockholders adopt the Quadrangle Merger Agreement.

40. On June 16, 2008, following the announcement of the Quadrangle Transaction, Douglas Anmuth (“Anmuth”), an analyst at Lehman Brothers, stated in a report that:

•

We Believe the Acquisition Price is Low… Our positive view on Greenfield shares has been based on both ongoing operations and execution as well as the potential for the company to be acquired. The merger agreement price of $15.50 represents 7.7x 2008E EBITDA and 6.0x 2009E EBITDA. Our most recent sum-of-the-parts analysis has valued Greenfield at $21 based on 5.5x 2008E EBITDA for both the North America and the international survey businesses and 14x for Ciao comparison shopping. While the survey business has faced some macro softness and faces potential client consolidation headwinds, we believe our 5.5x multiple takes this into account. More importantly, Ciao comparison shopping now accounts for more than half of Greenfield’s total EBITDA, is growing revenue 40%+ ex-FX, and has 50%+ operating margins. We believe this business deserves a mid-teens EBITDA multiple based on these factors and its strengthening position in Europe, particularly given comparison shopping acquisition multiples that have approached 20x current year EBITDA over the past few years. While we do not know the precise mix being used to arrive at the acquisition price, $15.50 would suggest 5x ‘08E EBITDA for the survey businesses and 10x on comparison shopping.

41. On July 17, 2008, the Company filed a Preliminary Proxy Statement with the Securities and Exchange Commission (“SEC”) seeking shareholder approval for the Quadrangle Transaction.

42. On August 22, 2008, plaintiff herein filed a complaint challenging the Quadrangle Transaction and Quadrangle Merger seeking, inter alia, to enjoin the proposed transaction on the basis that the consideration being offered to Greenfield shareholders was inadequate. Plaintiff alleged that Quadrangle Merger Price represented a meager premium of approximately 16.5% to Greenfield’s previous closing share price of $13.28, the day before announcement of the deal. Plaintiff also alleged that the Company’s financial advisors, Deutsche Bank Securities, Inc. (“Deutsche Bank”) and Fresen Associates (“Fresen”), were conflicted and that the Preliminary Proxy omitted material facts necessary for Greenfield’s shareholders to make an informed vote for or against the Quadrangle Merger thus making injunctive relief appropriate. Among other things, plaintiff alleged that the Preliminary Proxy failed to disclose the renumeration to be received by Deutsche Bank and Fresen in connection with their engagement or whether either advisor had past, current or future business relationships with Quadrangle which might influence their advice. In its Preliminary Proxy, the Company also failed to provide its financial projections for the years 2009 - 2018 which were relied upon by Deutsche Bank in its Discounted Cash Flow analysis. Without this critical information, Greenfield’s public shareholders were prevented from making an informed decision with respect to their vote.

The Microsoft Transaction

43. Following the announcement of the Quadrangle Merger Agreement, the Company and its financial advisor, Deutsche Bank, allegedly solicited parties that could be interested in and capable of submitting a proposal to acquire the Company on terms superior to those contained in the Quadrangle Merger Agreement.

44. According to the Preliminary Proxy and the 14D-9 the Company contacted an additional 26 potential buyers during the go-shop process. The Company concluded the “go-shop” process August 4, 2008.

45. On August 4, 2008, Microsoft submitted an offer to acquire the Company, subject to certain conditions and contingencies, including the negotiation and execution of a definitive merger agreement. The offer reflected a purchase price of $17.50 per Share, provided for a tender offer followed by a back-end merger of a subsidiary of Microsoft into the Company and did not contain any financing contingencies. At the same time, Microsoft provided the Company a mark-up of the Company’s draft merger agreement. Between August 6, 2008 and August 25, 2008, representatives of the Company, together with Deutsche Bank and Paul, Weiss, engaged in discussions with representatives of Microsoft with respect to certain issues regarding the offer and the draft merger agreement.

46. On August 29, 2008, Greenfield announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Microsoft to acquire all the outstanding common stock of Greenfield for $17.50 per share in cash.

47. In addition, Greenfield announced that immediately prior to entry into the Merger Agreement with Microsoft it had terminated its previously announced Quadrangle Merger Agreement following the expiration of the matching rights granted to Quadrangle under their agreement. In connection with the termination of the Quadrangle Merger Agreement, Greenfield was required to pay Quadrangle a $5 million termination fee.

48. Subject to the terms and conditions of the Merger Agreement, Microsoft will commence the Tender Offer to purchase all of the issued and outstanding shares of common stock of the Company at a price of $17.50 per share (the “Offer Price”) in cash, without interest and less any applicable withholding taxes.

49. Upon completion of the Tender Offer and subject to the terms and conditions of the Merger Agreement, Crisp will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger.

50. Additionally, Microsoft has advised Greenfield that it has entered into an agreement to sell the assets of Greenfield’s Internet survey solutions (the “ISS”) business to ZM Capital. The Merger of Greenfield and Microsoft and Microsoft’s sale of the ISS business are expected to close simultaneously in the fourth quarter of 2008. The consummation of the Proposed Transaction is not contingent on the sale of the ISS business.

51. The closing of the Tender Offer by Microsoft is subject to customary conditions, including that shares representing at least a majority of Greenfield’s common stock on a fully diluted basis are validly tendered into the offer and the obtaining of customary antitrust approvals.

52. In the Merger each issued and outstanding share of Company common stock (other than Company common stock owned by the Company or any of its direct or indirect wholly-owned subsidiaries or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) would be canceled and automatically converted into the right to receive the Offer Price in cash.

53. On August 30, 2008, The Wall Street Journal reported that:

Microsoft Corp.’s agreement to buy Greenfield Online Inc. for $486 million is a small step by the software maker toward meeting its main challenge in competing with Google Inc.: attracting more people to Microsoft’s online services.

The companies Friday announced the deal for Microsoft to buy Greenfield, a Wilton, Conn., company that operates a service in Europe called Ciao that lets people compare prices of computers, cameras and other merchandise and write reviews of products and merchants. Microsoft said it will sell off a second Greenfield business, which runs online consumer surveys, to an unidentified buyer.

The acquisition reflects Microsoft’s strategy to retool its online business following a failed attempt this year to buy Yahoo Inc. Hoping to better compete with Google, Microsoft has spent years building the technical underpinnings of Internet search and online advertising services. But the software maker has failed to attract a large mass of consumers. Google, meanwhile, has used the popularity of its Internet search service to build a big audience that in turn attracts a large number of advertisers.

Greenfield has access to both. The Ciao service has signed up 2,200 merchants, and gets 26.5 million visitors a month, Microsoft said. Ciao operates in the U.K., Germany, France, Italy, Spain, the Netherlands and Sweden.

Microsoft executives said they plan to incorporate Ciao into Microsoft’s Web sites including its Live Search service. Under the plan, a person looking at Microsoft’s MSN Travel site that searches for “camping gear” would be directed to Ciao, which would display a list of camping products ranked by price, a Microsoft spokesman said.

Greenfield is paid a commission from the merchants when people use the site to buy products. In the quarter ended June 30, Greenfield reported net income of $2.1 million on sales of $36 million.

Eventually, Microsoft plans to pass on part of the commissions it gets from merchants to consumers, figuring the rebates will increase the number of people using the site and revenue overall. The plan is in line with a “cash-back” service Microsoft rolled out in May that pays consumers when they use Microsoft’s Internet search to purchase products.

“We think there is too much money for the middle man” from each transaction, said John Mangelaars, vice president of consumer and online for Microsoft in Europe, the Middle East and Africa.

54. The Schedule 14D-9 indicates that Greenfield engaged Deutsche Bank since 2006 and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) in connection with the potential offer from Microsoft. The Schedule 14D-9 indicates that Deutsche Bank reviewed and discussed alternatives with the Board and canvassed some potential strategic buyers over the ensuing months.

55. The Merger Agreement contemplates a first-step Tender Offer by Crisp at $17.50 per share for all Greenfield shares. The Tender Offer is subject, among others, to the condition that a majority of the outstanding shares tender.

56. Section 1.04 of the Merger Agreement (the “Top-Up Option”) in an unusual provision pursuant to which Greenfield irrevocably granted Crisp an option to purchase the number of authorized and unissued Company shares equal to one share more than 90 percent of all outstanding Company shares upon at least a majority of the Greenfield shareholders having tendered their shares in the Tender Offer. In other words, if Crisp acquires a majority of the currently outstanding shares in the Tender Offer, the Top-Up Option irrevocably grants Crisp the right to purchase enough new Greenfield shares from the Company to bring Crisp’s ownership above the 90% threshold for a short form merger under 8 Del. C. §253. Further, Microsoft or Greenfield, at its option, is entitled to pay for the new shares with either $17.50 per share cash or the aggregate par value of the new shares (par is $.01 per share) and by the issuance of a full recourse note with a principal amount equal to the remainder of the exercise price. The Top-Up Option thus provides a contractual right to Microsoft to attain the status of a 90% stockholder so long as at least a majority of the outstanding shares tender, and thereby avoid the fairness standard on controlling stockholders in transactions with the minority. The Top-Up option constitutes an improper and inequitable abdication and abuse of director authority, discretion and duties.

57. The Merger Agreement, Section 3.03, further provides that all outstanding Company stock options shall vest and be entitled to cash payment based on the $17.50 per share price.

58. Section 4.01(t) of the Merger Agreement provides that Deutsche Bank has issued an opinion to the Company’s Board that the Tender Offer Price “is fair from a financial point of view” to tendering shareholders. Neither the Merger Agreement, the Offering Materials nor the Deutsche Bank opinion defines the standard fair “from a financial point of view.” The definition of the standard is important, as the stockholders are faced with a Tender Offer, a sale of the Company and appraisal rights.

59. Moreover, the Schedule 14D-9 refers to a Deutsche Bank engagement letter dated September 8, 2006 as amended on May 2, 2008 (the “Engagement Letter”) and states that pursuant thereto “Greenfield agreed to pay Deutsche Bank a customary fee upon delivery of its opinion and a customary fee if the Transaction is consummated (against which the opinion fee will be credited).” The Schedule 14D-9, however, does not state the engagement terms or quantify the amount or identify the components of “the customary fee.” Furthermore, the 14D-9 fails to specify Deutsche Bank’s relationship to Microsoft and/or ZM Capital, if any. Specifically, it states that:

“One or more members of the DB Group have, from time to time, provided financial services to Microsoft or its affiliates for which it has received compensation. The DB Group may also provide investment and commercial banking services to Microsoft and Greenfield in the future, for which Deutsche Bank would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Greenfield for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

60. Section 5.02 of the Merger Agreement substantially limits the Board’s ability to act with respect to investigating and pursing alternatives including a sale of all or part of Greenfield. The Board cannot engage in discussions with other potentially interested bidders except in response to an unsolicited proposal that is or may be reasonably likely to lead to an acquisition of at least 50% of the outstanding shares and upon the Company’s making an adverse recommendation regarding the Tender Offer and termination of the Merger Agreement pursuant to Section 8.02, which requires, among other things, payment of a $17 million Termination fee (“the Termination Amount”). The Termination Amount is approximately 3.5% of the Company’s equity value. The Termination Amount is unduly burdensome especially in light of Microsoft’s termination fee of $5 million in the event it terminates the Proposed Transaction.

61. The Merger Agreement also includes, among other things, a broadly worded prohibition against any action by the Company that could lead to the failure of any of the conditions to the Tender Offer, which include the majority tender condition.

62. Under the circumstances created by the actions of Defendants, the public stockholders have no voluntary fully informed choice whether to approve the sale of the Company or seek appraisal. The Top-Up Option conveys to Microsoft a contractual right to avoid the fairness standard if just a majority of shares tender.

63. Further, the Offering Materials fail to specify when Greenfield became aware of Microsoft and ZM Capital joining together as a buyer group to form a joint bid for the Company and whether the Company considered the effects of the joint bid in favor of an increased or decreased offer. Also, the Offering Materials fail to disclose whether Microsoft and/or ZM Capital received solicitations during the alleged market check that occurred in the September 2006 – May 2007 time period.

64. The Offering Materials fail to disclose any information in connection with ZM Capital retaining any of the officers or directors of the Company. Similarly, the Offering Materials fail to disclose any information in connection with Microsoft retaining any of the officers or directors of the Company beyond July 1, 2009. The Offering Materials also fail to disclose the substance of any discussions with certain officers/directors of the Company regarding future employment with the surviving company following the Tender Offer or specific discussions regarding future compensation in the event of such employment.

65. The 14D-9 states that in December 2007, the Board authorized management to engage Fresen Associates, to explore potential acquisition candidates that would assist the Company in establishing the CSS business in the U.S. and other potential strategic acquisitions. The contract with Fresen Associates terminated as of May 30, 2008. However, the 14D-9 fails to disclose any specific renumeration in connection with Fresen Associates’ compensation for the engagement. Without the respective information, shareholders may not be able to rely upon Fresen Associates in connection with its engagement to explore potential acquisition candidates and other potential strategic acquisitions.

66. The Offering Materials fail to disclose information in connection with the retention of Paul Weiss in connection with the offer from Microsoft and why the outside counsel that transacted the Quandrangle Agreement did not or could not negotiate the Microsoft Agreement.

67. The Offering Materials further fail to provide the financial projections for the years 2009 - 2018 relied upon by Deutsche Bank in its DCF analysis and with respect to the various analysis, the procedure for identifying comparable companies and transactions.

68. Additionally, the 14D-9 fails to disclose the types of parties that entered into non-disclosure agreements with the Company, i.e., financial and/or strategic buyers.

69. The Offering Materials do not define the value standard applied by Deutsche Bank in its opinion that the offer price is fair “from a financial point of view.” This information is important not only to understand the Deutsche Bank opinion, but also to assess the opinion’s relevance to the sale value of the Company versus the pro rata value of the Company as a going concern under 8 Del. C. §262.

70. The Offering Materials do not disclose the Deutsche Bank engagement terms or fee amount or relationships with any of the defendants. This information is important to understanding Deutsche Bank’s special interest in this transaction as compared to alternatives.

71. The purchase price contemplated by the Tender Offer fails to reflect the true value of the Company’s valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of Microsoft. The Proposed Merger provides Microsoft with an opportunity toward meeting its main challenge in competing with Google Inc. attracting more people to Microsoft’s online services.

72. Additionally, although the Board initiated an active sales process and, thus, assumed enhanced duties to maximize shareholder value, the Board failed to conduct a bona fide market check or auction of the Company prior to accepting Microsoft’s acquisition proposal.

73. The Greenfield Board thus acceded to Microsoft a sale structure which unfairly benefits Microsoft at the expense of the public stockholders. Further, the transactions leave the public stockholders faced with an unfairly coercive Tender Offer and without a fully informed voluntary choice whether to sell the Company or seek appraisal. If the Tender Offer closes with a majority of shares tendered,

Microsoft’s contractual rights under the Top-Up Option are triggered and the Board’s ability to maximize value for the stockholders is completely foreclosed. Moreover, the oppressive inequitable restrictions on the Board’s ability to maximize value during the period of the Tender Offer unreasonably impair the Board’s ability to maximize value.

COUNT I

BREACH OF FIDUCIARY DUTY BY ALL INDIVIDUAL DEFENDANTS

74. Plaintiff repeats and re-alleges each allegation set forth herein.

75. The Individual Defendants have violated the fiduciary duties of care and to the public stockholders of Greenfield in the sale of Greenfield.

76. Plaintiff and the Class will suffer irreparable injury as a result of the Individual Defendants’ actions.

77. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Merger, which will disenfranchise the Plaintiff and the Class, prevent the Plaintiff and the Class from receiving the best price, and/or prevent the Tender Offer from being reviewed under entire fairness, all to the irreparable harm of Plaintiff and the Class, as aforesaid.

78. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

COUNT II

AIDING AND ABETTING BREACH OF FIDUCIARY DUTIES

79. Plaintiff repeats and re-alleges each of the foregoing allegations.

80. Microsoft and Crisp have aided and abetted the Individual Defendants in their breaches of fiduciary duty. As participants in the proposed Merger, Microsoft and Crisp are aware of the Individual Defendants’ breaches of fiduciary duties and in fact actively and knowingly encouraged and participated in said breaches in order to obtain the substantial financial benefits that the Merger would provide at the expense of Greenfield’s stockholders.

COUNT III

DECLATORY JUDGMENT TO INVALIDATE

MERGER AGREEMENT PROVISIONS

81. Plaintiff repeats and realleges the foregoing.

82. The Top-Up Option constitutes unfair and illegal abdications of directors authority and unfair and inequitable evasion of stockholder rights.

WHEREFORE, Plaintiff prays for judgment, as follows:

A. determining that this action is a proper class action, and that Plaintiff is a proper class representative and appointing Plaintiff’s Counsel as Class Counsel;

B. enjoining Defendants, temporarily and permanently, from taking any steps necessary to accomplish or implement the acquisition of Defendant Greenfield including the Tender Offer pending a proper sale process unimpaired by improper provisions;

C. declaring that the proposed Merger is in breach of the fiduciary duties of the Defendants and, therefore, any agreement arising therefrom is unlawful and unenforceable;

D. to the extent, if any, that the Merger complained of is consummated prior to the entry of final judgment, rescinding the transaction or awarding damages to the Class;

E. requiring Defendants to fully disclose all material information regarding the Merger;

F. awarding Plaintiff and the Class pre- and post-judgment interest at the statutory rate;

G. enjoining, temporarily and permanently, any material transactions or changes to Greenfield’s business and assets unless and until a proper process is conducted to evaluate Greenfield’s strategic alternatives;

H. awarding to Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiffs attorneys and experts; and

I. granting such other and further relief as the Court deems appropriate.

THE PLAINTIFF, on behalf of Himself and all others similarly situated

/s/ Nancy A. Kulesa
By:	Mark P. Kindall
Nancy A. Kulesa
IZARD NOBEL LLP
20 Church Street, Hartford, CT, 06103
Telephone: 860/493-6292
860/493-6290 (fax)
JURIS No. 410725

BULL & LIFSHITZ, LLP
18 East 41st Street
New York, New York 10017
Telephone: (212) 213-6222

BRODSKY & SMITH, LLC
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
Telephone: (610) 667-6200

Attorneys for Plaintiff

PJR HHD-CV 08-4039414 S	:	SUPERIOR COURT
:

CRAIG GINMAN, on Behalf of Himself and All Others Similarly Situated,	: :	JUDICIAL DISTRICT OF HARTFORD
:

Plaintiff,	:

v.	:	AT HARTFORD
:

JOEL R. MESZNIK, ALBERT A ANGRISANI,	:
BURTON J. MANNING, LISE J. BUYER,	:
CHARLES W. STRYKER, JOSEPH A. RIPP,	:
MICROSOFT CORPORATION, CRISP	:
ACQUISITION CORP. and GREENFIELD	:	September 15, 2008
ONLINE, INC.	:
:

Defendants.	:

JURY TRIAL DEMAND

Plaintiff hereby demands trial by jury.

THE PLAINTIFF, on behalf of Himself and all others similarly situated

/s/ Nancy A. Kulesa
By:	Mark P. Kindall
Nancy A. Kulesa
IZARD NOBEL LLP
20 Church Street, Hartford, CT, 06103
Telephone: 860/493-6292
860/493-6290 (fax)
JURIS No. 410725

	:	SUPERIOR COURT
PJR HHD-CV-08-4039414 S	:

CRAIG GINMAN, on Behalf of Himself and All Others Similarly Situated,	: :	JUDICIAL DISTRICT OF HARTFORD
:

Plaintiff,	:

v.	:	AT HARTFORD
:
JOEL R. MESZNIK, ALBERT A ANGRISANI,	:
BURTON J. MANNING, LISE J. BUYER,	:
CHARLES W. STRYKER, JOSEPH A. RIPP,	:
MICROSOFT CORPORATION, CRISP	:
ACQUISITION CORP. and GREENFIELD	:	September 15, 2008
ONLINE, INC.	:
:
:

Defendants.	:

STATEMENT OF AMOUNT IN DEMAND

The amount in demand, exclusive of interest and costs, exceeds fifteen thousand dollars.

THE PLAINTIFF, on behalf of Himself and all others similarly situated

/s/ Nancy A. Kulesa
By:	Mark P. Kindall
Nancy A. Kulesa
IZARD NOBEL LLP
20 Church Street, Hartford, CT, 06103
Telephone: 860/493-6292
860/493-6290 (fax)
JURIS No. 410725

VERIFICATION OF AMENDED CLASS ACTION COMPLAINT

I, Craig Ginman, hereby verify that I am familiar with the facts set forth in the attached Amended Class Action Complaint, and that the foregoing facts are true and correct to the best of my knowledge, information and belief.

Date: 9/15/08	/s/ Craig Ginman
Craig Ginman